Exhibit 99.3

Dated as of April 1, 2017

BELL CANADA

and

BCE INC.

and

COMPUTERSHARE TRUST COMPANY OF CANADA/
SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA
Trustee

EIGHTH SUPPLEMENTAL
TRUST INDENTURE

THIS EIGHTH SUPPLEMENTAL TRUST INDENTURE made as of April 1, 2017

BETWEEN	BELL CANADA, a corporation incorporated under the laws of Canada, herein called the "Corporation"

– and –

BCE INC., a corporation incorporated under the laws of Canada, herein called the "Guarantor"

– and –

COMPUTERSHARE TRUST COMPANY OF CANADA/ SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA, a corporation governed by the Trust and Loan Companies Act (Canada), herein called "Trustee"

WHEREAS the Corporation currently has subordinated debentures, Series 1 and Series 2 issued and outstanding pursuant to a trust indenture between Bell Canada and the Trustee dated as of April 17, 1996, as from time to time supplemented, modified or changed (the "Original Trust Indenture");

AND WHEREAS by a Sixth Supplemental Indenture to the Original Trust Indenture dated February 1, 2007, the Guarantor provided a guarantee of Bell Canada’s payment obligations under the Original Trust Indenture;

AND WHEREAS effective April 1, 2017, Bell Canada amalgamated with its wholly-owned subsidiary MTS Inc. pursuant to the provisions of the Canada Business Corporations Act (“First Amalgamation”);

AND WHEREAS effective on April 1, 2017, subsequent to the First Amalgamation, Bell Canada, as the entity resulting from the First Amalgamation, amalgamated with its wholly-owned direct and indirect subsidiaries 9331956 Canada Inc., 10085332 Canada Inc. and 10085324 Canada Inc. pursuant to the provisions of the Canada Business Corporations Act (“Second Amalgamation”), with the result that the Corporation, as the amalgamated entity, became Bell Canada’s successor;

AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, of sections 8.01 and l0.01(d) thereof, it is desirable that the Corporation enter into and execute this Eighth Supplemental Trust Indenture in favour of the Trustee to confirm the covenants and obligations of the Corporation.

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE ONE

Interpretation

SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Eighth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Eighth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expression in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Eighth Supplemental Trust Indenture, shall apply to and have effect in connection with this Eighth Supplemental Trust Indenture.

ARTICLE TWO

Covenants of the Corporation

SECTION 2.01. Confirmation of Covenants. The Corporation hereby expressly covenants:

(1) To pay punctually when due the principal moneys, premium, if any, interest and other moneys payable under the Original Trust Indenture;
(2) To perform and observe punctually all the obligations of Bell Canada under the Original Trust Indenture and under and in respect of all outstanding Debentures; and
(3) To observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Original Trust Indenture as fully and completely as if it had itself executed the Original Trust Indenture as Party of the First Part to the Original Trust Indenture and had expressly agreed therein to observe and perform the same.

ARTICLE THREE

Guarantee

SECTION 3.01. Confirmation of Guarantee. The Guarantor agrees that the Guarantee provided by the Guarantor pursuant to the Sixth Supplemental Indenture to the Original Trust Indenture:

(1) Remains enforceable against it in accordance with its terms; and
(2) Continues to guarantee the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise of all of the Guaranteed Obligations.

ARTICLE FOUR

Execution

SECTION 4.01. Counterparts and Formal Date. This Eighth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of April 1, 2017.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under the hands of their proper officers in that behalf.

BELL CANADA
By:	(Signed) Paul Stinis
Paul Stinis Senior Vice-President and Treasurer

BCE INC.
By:	(Signed) Paul Stinis
Paul Stinis Senior Vice-President and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA / SOCIÉTÉ DE FIDUCIE COMPUTERSHARE DU CANADA
By:	(Signed) Nathalie Gagnon
Nathalie Gagnon Corporate Trust Officer

By:	(Signed) Ana Kamami
Ana Kamami Associate Trust Officer

[Signature page – Eighth Supplemental Trust Indenture]